A special meeting of each fund's shareholders was held on April 24, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents a single share held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees. A
	# of Votes	% of Votes
Don Haile
Affirmative	2,734,718,238.959	100.000
Withheld	21.100	0.000
TOTAL	2,734,718,260.059	100.000
Thomas P. Hollowell
Affirmative	2,734,718,238.959	100.000
Withheld	21.100	0.000
TOTAL	2,734,718,260.059	100.000
Anna Spangler Nelson
Affirmative	2,734,718,238.959	100.000
Withheld	21.100	0.000
TOTAL	2,734,718,260.059	100.000
E. Norris Tolson
Affirmative	2,731,515,793.319	99.883
Withheld	3,202,466.740	0.117
TOTAL	2,734,718,260.059	100.000
A Denotes trust-wide proposal and voting results.